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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________________ to ______________________

Commission file number           33-64732
                        ----------------------------------------


                     SPSS Inc. Employee Stock Purchase Plan
           233 South Wacker Drive, 11th Floor, Chicago, Illinois 60606
        Registrant's telephone number including area code: (312) 651-3000


                          (Name and Address of Issuer)

                                    SPSS Inc.

           233 South Wacker Drive, 11th Floor, Chicago, Illinois 60606



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                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
SPSS Inc. Employee Stock Purchase Plan:


We have audited the accompanying statements of net assets available for plan benefits of SPSS Inc. Employee Stock Purchase Plan (the Plan) as of December 31, 1999 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of SPSS Inc. Employee Stock Purchase Plan as of December 31, 1999 and 2000, and the changes in its net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                                              /s/KPMG LLP


Chicago, Illinois
March 22, 2001





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SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 1999 AND 2000




                                                1999                2000
- --------------------------------------------------------------------------------

Cash                                         $ 98,716            $118,464
- --------------------------------------------------------------------------------

Net assets available for plan benefits       $ 98,716            $118,464
- --------------------------------------------------------------------------------


See accompanying notes to financial statements.



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SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the years ended December 31, 1998, 1999 and 2000

                                                              1998              1999            2000
- ----------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
         Participant contributions                            $341,149         $311,301          $410,684
         Employer contributions                                 54,001           51,513            72,524
- ----------------------------------------------------------------------------------------------------------
                                                               395,150          362,814           483,208


Deductions from net assets attributed to:
         Purchases of SPSS Inc. common stock                  (409,717)        (365,078)         (463,460)
- ----------------------------------------------------------------------------------------------------------
Net increase (decrease)                                        (14,567)          (2,264)           19,748

Net assets available for plan benefits:
         Beginning of year                                     115,547          100,980            98,716
- ----------------------------------------------------------------------------------------------------------
         End of year                                          $100,980         $ 98,716          $118,464
- ----------------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.




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SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 1999 and 2000

- --------------------------------------------------------------------------------

(1)      DESCRIPTION OF PLAN

         The following description of the SPSS Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                  GENERAL

         The Plan was established on December 17, 1993 to allow employees of SPSS Inc. (the Company) to acquire shares of the Company's common stock on a quarterly basis through payroll deductions at a price equal to 85% of the market price.

                  CONTRIBUTIONS

         Participants may contribute up to 10% of their base salary to the Plan. At the end of each quarter, the total funds deducted from participants' pay checks are used to purchase SPSS Inc. common stock at 85% of the closing market price of the stock on the first trading day after the end of the quarter. Effective October 26, 2000, the Plan was amended to calculate the share purchase price as 85% of the lower of i) the closing market price of the stock on the first trading day of the quarter or ii) the closing market price for the stock on the last trading day after the end of the quarter.

                  USE OF FUNDS

         All contributions to the Plan are used to purchase shares of SPSS Inc. common stock.

                  VESTING

         Participants are entitled to all rights as a holder of stock with respect to any stock issued, including the right to vote such shares.

                  NUMBER OF PARTICIPANTS

         There are 122 participants in the Plan as of December 31, 2000.

                  WITHDRAWALS

         Participants can withdraw from the Plan at any time and receive a refund of money deducted from their salary and not yet invested in stock.

                  TERMINATION OF THE PLAN

         Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

                                                                     (continued)


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SPSS INC. EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements
December 31, 1999 and 2000

- --------------------------------------------------------------------------------



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

                  INVESTMENTS

         Participants' contributions are under the control of the Company, and may be maintained as a single fund or commingled with other funds.

                  CONTRIBUTIONS

         Participants' contributions are recorded when withheld from the participants' paychecks by the Company. These contributions are invested in SPSS Inc. common stock on a quarterly basis. No interest is paid or accrued on amounts withheld through payroll deductions under the Plan.

(3)      FEDERAL INCOME TAXES

         The Plan is not subject to income taxes, as these taxes are incurred by the participants. Immediately following each quarterly purchase, the Company withholds the appropriate amount of tax, according to the withholding rules in effect, from the participants' paycheck. The participants, however, are responsible for taxes due as a result of the 15% discount from market received under the Plan.

(4)      ADMINISTRATIVE EXPENSES

         All administrative expenses relating to the Plan are paid by the Company.



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                                    SIGNATURE






The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                          SPSS Inc. Employee Stock Purchase Plan


March 30, 2001                            By: /s/ Robert J. Brinkmann
                                              ----------------------------------
                                                  Robert J. Brinkmann
                                                  Plan Administrator


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                                  EXHIBIT INDEX



                                                                 Incorporation
 Exhibit                                                         By Reference
 Number                Document Description                     (If applicable)
- --------               --------------------                     ---------------

  23.1     Consent of Independent Certified Public Accountants

  99       SPSS Inc. Employee Stock Purchase Plan                      *



- --------------------------------------------------------------------------------

* Previously filed with the annual report on Form 11-K pursuant to Section 15(d) of the Securities Exchange Act of 1934, for the year ended December 31, 1994.




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